Skadden, Arps, Slate, Meagher & Flom llp
A Delaware Limited Liability Partnership
世達國際律師事務所
30/F, CHINA WORLD OFFICE 2
NO. 1, JIAN GUO MEN WAI AVENUE
BEIJING 100004 CHINA
________

TEL: (86-10) 6535-5599
FAX: (86-10) 6535-5699
www.skadden.com

December 6, 2010
VIA EDGAR

Mr. Duc Dang, Attorney-Advisor
Ms. Erin E. Martin, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	IFM Investments Limited Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-169541)

Dear Mr. Dang and Ms. Martin:

On behalf of our client, IFM Investments Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we set forth below the Company’s response to the comment contained in the letter dated November 19, 2010 from the staff of the Commission (the “Staff”) with respect to the Company’s Amendment No. 1 to the registration statement on Form F-1 filed with the Commission on October 29, 2010.

The Staff’s comment is repeated below and followed by the Company’s response. In addition, the Company has filed Amendment No. 2 to the Registration Statement on Form F-1 (the “Amendment No. 2”), which reflected the Company’s response to the Staff’s comment and the Company’s recent developments.

*           *           *

Securities and Exchange Commission
December 2, 2010

General

1.

We note your response to comment 1 in our letter dated October 15, 2010. As part of your response, you state that the decision to file this registration statement was a result of the selling shareholders exercising their contractual right. The noted contractual right was part of an agreement that is dated well after the selling shareholders acquired their original securities in the private transactions. Please discuss the background related to the consummation of the noted agreement.

Also, please revise the prospectus to reflect your supplemental response that the selling shareholders purchased their securities in the ordinary course of business and at the time of the purchase, they had no agreements or understandings, directly or indirectly, with any person to distribute your ordinary shares or ADSs.

The Company respectfully advises the Staff that the Company and the selling shareholders entered into the Registration Rights Agreement (the “RRA”) dated December 30, 2009 and referred to in the Staff’s comment above to restate their previous agreements regarding similar registration rights. The registration rights were initially granted to each selling shareholder in connection with the Company’s Series A, Series B, and Series B1 financings, which rights were set forth in the Securities Purchase Agreements (the “SPAs”) dated December 2005, September 2007 and January 2008, respectively. Specifically, pursuant to the SPAs, the Company granted to the selling shareholders “certain registration rights in accordance with” certain exhibits attached to the SPAs entitled “Registration Rights Terms.” The terms of the registration rights, as set forth in the SPAs, were substantially identical in all three SPAs. To facilitate the Staff’s review, the Company has respectfully attached the relevant provision and the “Registration Rights Terms” in the SPAs hereto as Annex A.

Because certain rights set forth in the SPAs, other than the registration rights, would terminate upon Company’s initial public offering, the Company and those shareholders with the registration rights granted under the SPAs entered into the RRA on December 30, 2009 in order to separately state the registration rights. The terms of the RRA are substantially identical to the registration rights terms set forth in the SPAs.

In addition, the Company respectfully advises the Staff that the Company has revised its prospectus pursuant to the Staff’s comment above on page 30 of the Amendment No. 2.

*           *           *

Securities and Exchange Commission
December 2, 2010

If you have any questions regarding the above, please contact Peter X. Huang by phone at +86-10-6535-5599 (work), +86-135-0138-5907 (cell), by fax at +86-10-6535-5577, or via e-mail at peter.huang@skadden.com.

Very truly yours,

/s/ Peter X. Huang

Peter X. Huang

of SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Enclosures

cc:	Donald Zhang, Chairman and Chief Executive Officer, IFM Investments Limited Kevin Cheng Wei, Chief Financial Officer, IFM Investments Limited

Annex A

[Execution Copy]

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is made as of this 11th day of September, 2007, by and among:

(1)	IFM Investments Limited (the "Company");

(2)
IFM Company Ltd. ("IFMCo"); Genius Nation Investment Limited ("Genius BVI"); Shanghai Ruifeng Real Estate Investment Consultant Co., Ltd (上海锐丰房地产投资顾问有限公司) ("Shanghai Ruifeng"); Shanghai Anshijie Real Estate Investment Consultant Co., Ltd (上海安仕捷房地产顾问有限公司) ("Shanghai Anshijie"); and Beijing Anxinruide Real Estate Agency Co., Ltd (北京安信瑞德房地产经纪有限公司) ("Beijing Anxinruide"); each of which is a directly or indirectly wholly-owned subsidiary of the Company;

(3)	IFM Overseas Limited (the "General Partner"); and IFM Overseas Partners L.P., acting by its General Partner ("IFM Overseas" and together with the General Partner, the "Partnership");

(4)	Beijing IFM Franchise Consultant Co., Ltd. (北京埃菲特国际特许经营咨询服务有限公司) ("IFIVI Beijing");

(5)
Mr. Donald Zhang and Mr. Harry Hang Lu (each an "Individual Founder"); Maxpro International Enterprise, Inc, ("Maxpro"), a company owned one hundred percent (100%) by Mr. Zhang; IFM Holding Company Limited ("IFM Holding"), a company owned one hundred percent (100%) by Maxpro; and Beijing Xin Ye Jia Yuan Real Estate Consulting Services Company Limited (北京兴业家园房地产咨询服务有限责任公司) ("Xinye"), a wholly foreign owned enterprise owned, in the aggregate, one hundred percent (100%) by Messrs. Zhang and Lu;

(each a "Founder" and collectively the "Founders");

(6)	Goldman Sachs Strategic Investments (Asia) L.L.C. ("GSSI"); and Goldman Sachs Strategic Holding Limited ("GSSH" and together with GS SI, the "Series A Investors"); and

(7)	GL Asia Mauritius II Cayman Ltd. (the "Cayman Investor"); and GL Asia Mauritius II Ltd. (the "Mauritius Investor" and together with the Cayman Investor, the "Investors")

WITNESSETH

THE PARTIES HEREBY AGREE AS FOLLOWS:

1.         Definitions.  Capitalized terms used in this Agreement shall have the meanings ascribed to them in the Schedule of Definitions.

2.         Purchase and Sale of Securities.

2.1          Sale and Issuance of the Company's Series B Shares.

(i)            The Company shall adopt and file with the Registrar of Companies of the Cayman Islands on or before the Closing (as defined below) the Memorandum and Articles in the form attached hereto as Exhibit A.

10.7       Registration Rights.  The Company agrees to grant the Cayman Investor certain registration rights in accordance with Exhibit Q.

10.8       Pre-emptive Right.

(i)           General.  The Company hereby grants to each of the Cayman Investor and GSSI a preemptive right to purchase up to its respective pro rata share of any New Securities which the Company may, from time to time, propose to sell and issue. The Cayman Investor's and GSSI's (each a "Holder") "pro rata share", for purposes of this pre-emptive right, shall be equal to the number of Ordinary Shares owned by such Holder immediately prior to the issuance of the New Securities (assuming the exercise, conversion or exchange of any Ordinary Share Equivalents), divided by the total number of Ordinary Shares outstanding immediately prior to the issuance of the New Securities (assuming the exercise, conversion or exchange of any Ordinary Share Equivalents).

(ii)          Issuance Notice. In the event the Company proposes to undertake an issuance of New Securities, it shall give the Holders written notice (an "Issuance Notice") of such intention, describing the type of New Securities, and their price and the general terms upon which the Company proposes to issue the same. Each Holder shall have 30 days after any such notice is mailed or delivered to agree to purchase up to its pro rata share of such New Securities for the price and upon the terms specified in the notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased.

(iii)          Re-allotment.  Each Holder which exercises its pre-emptive right under clause (i) above (an "Exercising Holder") shall have a right of re-allotment such that, if any shareholder of the Company which has a right to purchase New Securities does not wish or fails to consummate the purchase of such New Securities, the Exercising Holder may exercise an additional right to purchase its full pro rata share of such unpurchased New Securities. The Company shall give an Exercising Holder written notice of any unpurchased New Securities and an Exercising Holder shall have 10 days after receipt of such written notice to exercise its right of re-allotment. For the purposes of this clause (iii), each Exercising Holder's pro rata share of the unpurchased New Securities shall be equal to the number of unpurchased New Securities multiplied by (i) the number of New Securities purchased by such Exercising Holder under clause (i), divided by (ii) the total number of New Securities purchased by all Exercising Holders who exercised their pre-emptive right in full under Section 10.8(i).

(iv)         Sales by the Company. Upon the expiration of 20 days from the Company's delivery of the notice delivered under Section 10.8(iii) above and for 60 days thereafter, the Company may sell any New Securities with respect to which a Holder's pre-emptive rights under this Section 10.8 was not exercised, at a price and upon terms no more favorable to the purchasers thereof than specified in the Issuance Notice. In the event the Company has not sold such New Securities within such 60-day period, the Company shall not thereafter issue or sell any New Securities, without first again offering such securities to the Holders in the manner provided in Section 10.8(i) above.

(iv)          The pre-emptive right granted under this Agreement shall expire upon, and shall not be applicable to, a Qualified IPO.

(v)           GSSI agrees that this Section 10.8 supersedes Section 10.8 of the Series A Stock Purchase Agreement and GSSI irrevocably waives its rights under Section 10.8 of the Series A Stock Purchase Agreement.

10.9        Regulatory Compliance.The Company and the Founders shall cause all shareholders of any Group Company (or any successor entity) to timely complete all required registrations and other procedures with applicable Governmental Authorities, including without limitation SAFE, if and when required pursuant to Applicable Laws, and shall ensure that at all times the Group Companies and their respective shareholders are in compliance with such requirements and that, subject to compliance with applicable PRC foreign exchange control regulations, there is no barrier to repatriation of profits, dividends and other distributions from 1FMCo, Genius BVI, Shanghai Ruifeng, IFM Beijing, the

EXHIBIT Q

REGISTRATION RIGHTS TERMS

1.         Interpretation.

1.1         Definitions.The following terms used in this Exhibit Q shall have the meanings ascribed to them below:

"Applicable Securities Law" means (i) with respect to any offering of securities in the United States, or any other act or omission within that jurisdiction, the securities law of the United States, including the Exchange Act and the Securities Act, and any applicable law of any state of the United States, and (ii) with respect to any offering of securities in any jurisdiction other than the United States, or any related act or omission in that jurisdiction, the applicable laws of that jurisdiction.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"Commission" means (i) with respect to any offering of securities in the United States, the Securities and Exchange Commission of the United States or any other federal agency at the time administering the Securities Act, and (ii) with respect to any offering of securities in a jurisdiction other than the United States, the regulatory body of the jurisdiction with authority to supervise and regulate the sale of securities in that jurisdiction.

"Control" of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, which power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than 50% of the votes entitled to be cast at shareholder's meetings of such Person or power to control the composition of the board of directors of such Person; the terms "Controlling" and "Controlled" have meanings correlative to the foregoing.

"Equity Securities" means any Ordinary Shares or Ordinary Share Equivalents.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"Form F-3" means Form F-3 promulgated by the Commission under the Securities Act or any successor form or substantially similar form then in effect.

"Form S-3" means Form S-3 promulgated by the Commission under the Securities Act or any successor form or substantially similar form then in effect.

"Founder" has the meaning ascribed thereto in the Stock Purchase Agreement.

"Holders" means Goldman Sachs Strategic Investments (Asia) L.L.C. and the Cayman Investor, together with any permitted transferees and assigns of either of them.

"Holder Majority" means, as of any given time, Holders representing at least a majority in voting power of Registrable Securities.

"Initiating Holders" means, with respect to a request duly made under Section 2.1 or Section 2.2 to Register any Registrable Securities, the Holders initiating such request.

"IPO" means a firm-commitment underwritten initial public offering of the Company's Ordinary Shares.

"Ordinary Shares" means the Ordinary Shares, par value US$0.01, of the Company.

"Ordinary Share Equivalents" means warrants, options and rights exercisable for Ordinary Shares and instruments convertible or exchangeable for Ordinary Shares, including, without limitation, the Preferred Shares.

"Person" means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity.

"PRC" means the People's Republic of China, but solely for the purposes of this Exhibit Q, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and the islands of Taiwan.

"Preferred Shares" means (i) the Company's outstanding Series A Shares, par value US$0.01 per share, issued pursuant to the stock purchase agreement made as of December 19, 2005 and (ii) the Company's outstanding Series B Shares, par value US$0.01 per share, issued pursuant to the Stock Purchase Agreement.

"Registration" means a registration effected by preparing and filing a Registration Statement and the declaration or ordering of the effectiveness of that Registration Statement; and the terms "Register" and "Registered" have meanings concomitant with the foregoing.

"Registrable Securities" means (i) the Preferred Shares, (ii) the Ordinary Shares issuable or issued upon conversion of the Preferred Shares, (iii) all Equity Securities which may be from time to time acquired by a Holder after the date hereof and (iv) any Equity Securities of the Company issued as (or issuable upon the conversion, exchange or exercise of any Ordinary Share Equivalent) a dividend or other distribution with respect to, or in exchange for, or in replacement of, the shares referenced in (i), (ii) and (iii), excluding in all cases, however, any Equity Securities sold by a Person in a transaction other than an assignment pursuant to Section 6.4.

"Registration Statement" means a registration statement prepared on Forms S-1, S-2, S-3, F-1, F-2 or F-3 under the Securities Act, or on any comparable form in connection with registration in a jurisdiction other than the United States.

"SEC" means the Securities and Exchange Commission of the United States. "Securities Act" means the United States Securities Act of 1933, as amended.

"Securities Purchase Agreement" means the securities purchase agreement made as of September 11, 2007 by and among IFM Investments Limited, a company incorporated and existing under the laws of the Cayman Islands (the "Company"), each of the parties set forth in Schedule A thereto (the "Company Warrantors"), Messrs. Donald Zhang and Harry Hang Lu (collectively the "Founders" and each, a "Founder"), the Series A Investors and the Investors.

"Selling Expenses" means, with respect to the issue or sale of any securities, any expenses payable directly or indirectly by the Company and any underwriting, brokerage or similar commissions, compensation, discounts or concessions paid or allowed by the Company in connection with such issue or sale.

"Series A Shares" means 20,000,000 shares, par value US$0.01 per share, issued pursuant to the stock purchase agreement made as of 19 December 2005 and purchased by Goldman Sachs Strategic Investments (Asia) L.L.C.

"Tax Return" means any tax return, declaration, reports, estimates, claim for refund, claim for extension, information returns, or statements relating to Taxes, including any schedule or attachment thereto.

"Taxes" means any national, provincial or local income, sales and use, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, severance or withholding tax or any other type of tax, levy, assessment, custom duty or charge imposed by any Governmental Authority, any interest and penalties (civil or criminal) related thereto or to the nonpayment thereof, and any loss or Liabilities for Taxes incurred in connection with the determination, settlement or litigation of any Liabilities arising therefrom.

"US GAAP" means generally accepted accounting principles in the United States, as in effect from time to time.

"Violation" has the meaning ascribed thereto in Section 5.1(a).

1.2         Interpretation.  For all purposes of this Exhibit Q, except as otherwise expressly provided, (i) the terms defined in this Section 1 shall have the meanings assigned to them in this Section 1 and include the plural as well as the singular, (ii) all accounting terms not otherwise defined herein have the meanings assigned under US GAAP, (iii) the terms defined in this Exhibit Q not otherwise defined in this Section 1 shall have the meanings assigned to them in the Stock Purchase Agreement, (iv) all references in this Exhibit Q to designated "Sections" and other subdivisions are to the designated Sections and other subdivisions of the body of this Exhibit Q, (v) pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms, (vi) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Exhibit Q as a whole and not to any particular Section or other subdivision and (vii) all references in this Exhibit Q to designated Schedules, Exhibits and Annexes are to the Schedules, Exhibits and Annexes attached to this Exhibit Q unless explicitly stated otherwise.

1.3         Intent.  The terms of Section 2 through Section 6 of this Exhibit Q are drafted primarily in contemplation of an offering of Ordinary Shares in the United States of America. The parties recognize, however, the possibility that securities may be qualified or Registered in a jurisdiction other than the United States of America for offering to the public or that the Company might effect an offering in the United States of America in the form of American Depositary Receipts. Accordingly:

(a)          It is their intention that, whenever this Exhibit Q refers to a law or institution of the United States of America but the parties wish to effectuate qualification or Registration in a different jurisdiction, reference in this Exhibit Q to the laws or institutions of the United States shall be read as referring, mutatis mutandis, to the comparable laws or institutions of the jurisdiction in question; and

(b)          It is agreed that the Company will not undertake any listing of American Depositary Receipts or any other security derivative of the Ordinary Shares unless arrangements have been made satisfactory to the holders of at least two thirds in voting power of Registrable Securities to ensure that the spirit and intent of this Exhibit Q will be realized and that the Company is committed to take such actions as are necessary such that the Holders will enjoy rights corresponding to the rights hereunder to sell their Registrable Securities in a public offering in the United States of America as if the Company had listed Ordinary Shares in lieu of such derivative securities.

2.         Demand Registration.

2.1         Registration Other Than on Form F-3.  Subject to the terms of this Exhibit Q, following the earlier of six months after an IPO and the third anniversary of the Closing under the Stock Purchase Agreement, a Holder Majority may request the Company in writing to effect the Registration of Registrable Securities for which the reasonably anticipated aggregate price to the public, net of Selling Expenses, would be at least US$5,000,000. Upon receipt of such a request, the Company shall (a) promptly give written notice of the proposed Registration to all other Holders and (b) as soon as practicable, cause the Registrable Securities specified in the request, together with any Registrable Securities of any Holder who requests in writing to join such Registration within fifteen (15) days after the Company's delivery of written notice, to be Registered and/or qualified for sale and distribution in such jurisdictions as the Initiating Holders may reasonably request; provided that the Company shall use its best efforts to cause such Registration and/or qualification to be complete within sixty (60) days of the receipt of such request. The Company shall be obligated to effect no more than two (2) Registrations pursuant to this Section 2.1.

2.2         Registration on Form F-3 or S-3.  Subject to the terms of this Exhibit Q, at any time, and from time to time, after the date that is one year after an IPO, a Holder or Holders representing more than 30% in voting power of Registrable Securities may request the Company in writing to file a Registration Statement on Form F-3 or Form S-3 (or any successor form to Form F-3 or Form S-3, or any comparable form for Registration in a jurisdiction other than the United States) for a public offering of Registrable Securities for which the reasonably anticipated aggregate price to the public, net of Selling Expenses, would be at least US$1,000,000, insofar as the Company is entitled to use Form F-3, Form S-3 or a comparable form to Register the requested Registrable Securities. Upon receipt of such a request, the Company shall (i) promptly give written notice of the proposed Registration to all other Holders and (ii) as soon as practicable, cause the Registrable Securities specified in the request, together with any Registrable Securities of any Holder who requests in writing to join such Registration within fifteen (15) days after the Company's delivery of written notice, to be Registered and qualified for sale and distribution in such jurisdictions as the Initiating Holders may reasonably request; provided, that the Company shall use its best efforts to cause such Registration and/or qualification to be complete within sixty (60) days of the receipt of such request.

2.3         Right of Deferral.

(a)          The Company shall not be obligated to Register or qualify Registrable Securities pursuant to this Section 2, if:

(i)            within ten (10) days of the receipt of any request of the Holders to Register any Registrable Securities pursuant to Section 2.1 or Section 2.2, the Company delivers written notice to the Initiating Holders of its bona fide intention to effect the filing for its own account of a Registration Statement with the Commission within sixty (60) days of receipt of that request (other than a registration of securities in a transaction under Rule 145 of the Securities Act or an offering solely to employees), provided that the Company is actively employing in good faith all reasonable efforts to cause that Registration Statement to become effective as soon as practicable; or

(ii)           the receipt of any request of the Holders to Register any Registrable Securities pursuant to Section 2.1 or Section 2.2 is within six (6) months immediately following the effective date of any Registration Statement pertaining to the securities of the Company (other than a registration of securities in a transaction under Rule 145 of the Securities Act or with respect to an employee benefit plan).

(b)           If, after receiving a request from Holders pursuant to Section 2.1 or Section 2.2 hereof, the Company furnishes to the Holders a certificate signed by the Chief Executive Officer of the Company stating that, in the good faith judgment of the Board, it would be seriously and materially detrimental to the Company or its shareholders for a Registration Statement to be filed in the near future, then the Company shall have the right to defer such filing for a period during which such filing would be seriously detrimental, provided that such deferral by the Company shall not exceed sixty (60) days from the receipt of any request duly submitted by Holders under Section 2.1 or Section 2.2 to Register Registrable Securities; provided, however, that the Company shall not utilize this right more than once in any twelve (12) month period.

2.4         Underwritten Offerings.  If, in connection with a request to Register Registrable Securities under Section 2.1 or Section 2.2, the Initiating Holders seek to distribute such Registrable Securities in an underwriting, they shall so advise the Company as a part of the request, and the Company shall include such information in the written notice to the other Holders described in Sections 2.1 and 2.2. In such event, the right of any Holder to include its Registrable Securities in such Registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by Initiating Holders representing a majority in voting power of the Registrable Securities held by the Initiating Holders) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Initiating Holders representing a majority in voting power of the Registrable Securities held by the Initiating Holders. Notwithstanding any other provision of this Exhibit Q, if the managing underwriter advises the Company that marketing factors (including the aggregate number of securities requested to be Registered, the general condition of the market, and the status of the Persons proposing to sell securities pursuant to the Registration) require a limitation of the number of Equity Securities to be underwritten, the underwriters may exclude such number of Registrable Securities from the underwriting as required after excluding any other

Equity Securities (including, without limitation, any Equity Securities which the Company may seek to include in the underwriting for its own account and all Equity Securities that are not Registrable Securities and held by persons other than Holders) from the underwriting. If a limitation of the number of Registrable Securities is required pursuant to this Section 2.4, the number of Registrable Securities that may be included in the underwriting by selling Holders shall be allocated among such Holders, in proportion, as nearly as practicable, to the respective amounts of Registrable Securities which the Holders would otherwise be entitled to include in the Registration. Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the Registration.

3.         Piggyback Registrations.

3.1          Registration of the Company's Securities.  Subject to Section 3.3, if the Company proposes to Register any Equity Securities for its own account or for the account of any Person that is not a Holder, then in connection with the public offering of such securities, the Company shall promptly give each Holder written notice of such Registration and, upon the written request of any Holder given within twenty (20) days after delivery of such notice, the Company shall use its best efforts to include in such Registration any Registrable Securities thereby requested by such Holder. If a Holder decides not to include all or any of its Registrable Securities in such Registration by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent Registration Statement or Registration Statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

3.2          Right to Terminate Registration.  The Company shall have the right to terminate or withdraw any Registration initiated by it under Section 3.1 prior to the effectiveness of such Registration, whether or not any Holder has elected to participate therein. The expenses of such withdrawn Registration shall be borne by the Company in accordance with Section 4.3.

3.3           Underwriting Requirements.

(a)           In connection with any offering involving an underwriting of the Company's Equity Securities, the Company shall not be required to Register the Registrable Securities of a Holder under this Section 3 unless such Holder's Registrable Securities are included in the underwriting and such Holder enters into an underwriting agreement in customary form with the underwriters selected by the Company and setting forth such terms for the underwriting as have been agreed upon between the Company and the underwriters. In the event the underwriters advise Holders seeking Registration of Registrable Securities pursuant to this Section 3 in writing that market factors (including the aggregate number of Registrable Securities requested to be Registered, the general condition of the market, and the status of the persons proposing to sell securities pursuant to the Registration) require a limitation of the number of Equity Securities to be underwritten, the underwriters may exclude some or all Registrable Securities from the Registration and underwriting after excluding any other Equity Securities (including, without limitation, all Equity Securities that are not Registrable Securities and held by persons other than Holders) from the underwriting, and the number of Equity Securities and Registrable Securities that may be included in the Registration and the underwriting shall be allocated (i) first, to the Company, (ii) second, among the Holders requesting inclusion of their Registrable Securities in such Registration Statement in proportion, as nearly as practicable, to the respective amounts of Registrable Securities which the Holders would otherwise be entitled to include in the Registration and (iii) third, to any other shareholder other than a Holder on a pro rata basis; provided, that, in the event of any offering other than an IPO, the right of the underwriter to exclude any Registrable Securities from the Registration and underwriting as described above shall be restricted such that the Registrable Securities requested to be included by the Holders may not be reduced below 30% of the Ordinary Shares to be included in the Registration and underwriting, as determined on a fully-diluted, as-converted basis, and in no event shall participation in the Registration by a shareholder other than a Holder exclude a Holder from the Registration.

(b)           If any Holder disapproves of the terms of any underwriting, the Holder may elect to withdraw therefrom by written notice to the Company and the underwriters delivered at least ten (10) days prior to the effective date of the Registration Statement. Any Registrable Securities excluded or withdrawn from the underwriting shall be withdrawn from the Registration.

3.4         Exempt Transactions.  The Company shall have no obligation to Register any Registrable Securities under this Section 3 in connection with a Registration by the Company (i) relating solely to the sale of securities to participants in a Company equity incentive plan, (ii) relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act (or comparable provision under the laws of another jurisdiction, as applicable), or (iii) on any form that does not include substantially the same information as would be required to be included in a Registration Statement covering the sale of the Registrable Securities.

4.         Procedures.

4.1         Registration Procedures and Obligations.  Whenever required under this Exhibit Q to effect the Registration of any Registrable Securities held by the Holders, the Company shall, as expeditiously as possible:

(a)          Prepare and file with the Commission a Registration Statement with respect to those Registrable Securities and use its best efforts to cause that Registration Statement to become effective, and, upon the request of the Holders holding a majority of the Registrable Securities Registered thereunder, keep the Registration Statement effective;

(b)          Prepare and file with the Commission amendments and supplements to that Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to comply with the provisions of Applicable Securities Law with respect to the disposition of all securities covered by the Registration Statement;

(c)          Furnish to the Holders the number of copies of a prospectus, including a preliminary prospectus, required by Applicable Securities Law, and any other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

(d)          Use its best efforts to Register and qualify the securities covered by the Registration Statement under the securities laws of any jurisdiction, as reasonably requested by the Holders, provided that the Company shall not be required to qualify to do business in any such jurisdictions, except as may be required under the Securities Act;

(e)          In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriters of the offering. Each shareholder participating in the underwriting shall also enter into and perform its obligations under such an agreement;

(f)           Notify each Holder of Registrable Securities covered by the Registration Statement at any time when a prospectus relating thereto is required to be delivered under Applicable Securities Law or of the happening of any event as a result of which any prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

(g)          Provide a transfer agent and registrar for all Registrable Securities Registered pursuant to the Registration Statement and, where applicable, a number assigned by the Committee on Uniform Securities Identification Procedures for all those Registrable Securities, in each case not later than the effective date of the Registration;

(h)          Furnish, at the request of any Holder requesting Registration of Registrable Securities pursuant to this Exhibit Q, on the date that such Registrable Securities are delivered for sale in connection with a Registration pursuant to this Exhibit Q, (i) an opinion, dated the date of the sale, of the counsel representing the Company for the purposes of the Registration, in form and substance as is customarily given to underwriters in an underwritten public offering; and (ii) a comfort letter dated the date of the sale, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters;

(i)           Take all reasonable action necessary to list the Registrable Securities on the primary exchange upon which the Company's securities are traded or, in connection with an IPO, the primary exchange upon which the Company's securities will be traded; and

(j)           Make its officers and management team available for investor road shows and other meetings as deemed necessary by the Holders or the underwriters.

4.2         Information from Holder.  It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Exhibit Q with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the Registration of such Holder's Registrable Securities.

4.3          Expenses of Registration.  All expenses, other than Selling Expenses, incurred in connection with Registrations, filings or qualifications pursuant to this Exhibit Q, including (without limitation) all Registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company, underwriters, and any selling Holders, shall be borne by the Company.

4.4          Delay of Registration.  No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any Registration as the result of any controversy that may arise with respect to the interpretation or implementation of this Exhibit Q.

5.         Indemnification.

5.1         Company Indemnity.

(a)          To the extent permitted by law, the Company will indemnify and hold harmless each Holder, such Holder's officers, directors, shareholders, members, partners, legal counsel and accountants, any underwriter (as defined in the Securities Act) for such Holder and each Person, if any, who controls (as defined in the Securities Act) such Holder or underwriter against any losses, claims, damages or liabilities (joint or several) to which they may become subject under laws which are applicable to the Company and relate to action or inaction required of the Company in connection with any Registration, qualification, or compliance, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (each a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state in the Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of Applicable Securities Laws, or any rule or regulation promulgated under Applicable Securities Laws. The Company will reimburse each such Holder, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action.

(b)          The indemnity agreement contained in this Section 5.1 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such Registration by any such Holder, underwriter or controlling person.

(c)          The foregoing indemnity shall not inure to the benefit of any Holder or underwriter, or any

Person controlling (within the meaning of the Securities Act) such Holder or underwriter, from whom the Person asserting any such losses, claims, damages or liabilities purchased shares in the offering, if liability arises out of or is based upon offers or sales by the Holder or underwriter "by means of" (as defined in Securities Act Rule 159A) a "free writing prospectus" (as defined in Securities Act Rule 405) that was not authorized in writing by the Company.

5.2         Holder Indemnity.

(a)          To the extent permitted by law, each selling Holder will, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, legal counsel and accountants, any underwriter, any other Holder selling securities in connection with such Registration and each Person, if any, who controls (within the meaning of the Securities Act) the Company, such underwriter or other Holder, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing persons may become subject, under Applicable Securities Laws, or any rule or regulation promulgated under Applicable Securities Laws, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, if such Violation arises out of or is based upon offers or sales by the Holder "by means of" (as defined in Securities Act Rule 159A) a "free writing prospectus" (as defined in Securities Act Rule 405) prepared by or provided by the Holder that was not authorized in writing by the Company; and each such Holder will reimburse any person intended to be indemnified pursuant to this Section 5.2, for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such loss, claim, damage, liability or action.

(b)          The indemnity contained in this Section 5.2 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld), and in no event shall any indemnity under this Section 5.2 exceed the net proceeds from the offering received by such Holder.

5.3          Notice of Indemnification Claim. Promptly after receipt by an indemnified party under Section 5.1 or Section 5.2 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under Section 5.1 or Section 5.2, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the indemnifying parties. An indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the reasonably incurred fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 5, but the omission to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 5.

5.4          Contribution.  If any indemnification provided for in Section 5.1 or Section 5.2 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other, in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

5.5          Underwriting Agreement.  To the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

5.6          Survival. The obligations of the Company and Holders under this Section 5 shall survive the completion of any offering of Registrable Securities in a Registration Statement under this Exhibit Q, and otherwise.

6.          Additional Undertakings.

6.1          Reports under the Exchange Act. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act and any comparable provision of any Applicable Securities Law that may at any time permit a Holder to sell securities of the Company to the public without Registration or pursuant to a Registration on Form F-3 or Form S-3 (or any comparable form in a jurisdiction other than the United States), the Company agrees to:

(a)           make and keep public information available, as those terms are understood and defined in Commission Rule 144 (or comparable provision under Applicable Securities Laws in any jurisdiction where the Company's securities are listed), at all times following ninety (90) days after the effective date of an initial public offering by the Company;

(b)           file with the Commission in a timely manner all reports and other documents required of the Company under all Applicable Securities Laws; and

(c)           at any time following sixty (60) days after the effective date of an initial public offering by the Company, promptly furnish to any Holder holding Registrable Securities, upon request (i) a written statement by the Company that it has complied with the reporting requirements of all Applicable Securities Laws at any time after it has become subject to such reporting requirements or, at any time after so qualified, that it qualifies as a registrant whose securities may be resold pursuant to Form F-3 or Form S-3 (or any form comparable thereto under Applicable Securities Laws of any jurisdiction where the Company's securities are listed), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents as may be filed by the Company with the Commission, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the Commission, that permits the selling of any such securities without Registration or pursuant to Form F-3 or Form S-3 (or any form comparable thereto under Applicable Securities Laws of any jurisdiction where the Company's Securities are listed).

6.2          Limitations on Subsequent Registration Rights.  From and after the date hereof, the Company shall not, without the prior written consent of the Holders representing at least two-thirds in voting power of the Registrable Securities, enter into any agreement with any holder or prospective holder of any Equity Securities of the Company that would (a) grant such holder or prospective holder any registration rights superior to or in parity with those rights granted pursuant to this Exhibit Q, (b) allow such holder or prospective holder to include such securities in any Registration filed under Section 3, unless under the terms of such agreement such holder or prospective holder may include such Equity Securities in any such Registration only to the extent that the inclusion of such securities will not reduce the amount of the Registrable Securities of the Holders that are included, or (c) allow such holder or prospective holder to demand Registration of their securities.

6.3          Termination of Registration Rights.

(a)           Notwithstanding anything to the contrary in this Exhibit Q, the registration rights set forth in Section 2 and Section 3 of this Exhibit Q shall terminate on (i) the fifth anniversary following the Closing of a Qualified Public Offering, or, (ii) if, in the opinion of counsel to the Company, all such Registrable Securities proposed to be sold by a Holder may then be sold without Registration in any ninety (90) day period pursuant to Rule 144 (k) promulgated under the Securities Act;

(b)           Notwithstanding anything to the contrary in this Exhibit Q, if (i) the Company obtains from the Commission a "no-action" letter in which the Commission indicated that it will take no action if, without Registration under the Securities Act or other Applicable Securities Laws, any Holder disposes of Registrable Securities covered by any request for Registration made under this Exhibit Q in the specific manner in which the Holder proposes to dispose of Registrable Securities included in that request (including, without limitation, inclusion of the Registrable Securities in an underwriting initiated by either the Company or the Holders) and that the Registrable Securities may be sold to the public without Registration or (ii) in the opinion of counsel for the Company subject to concurrence by counsel for the Holder, no Registration under the Securities Act (or other Applicable Securities Law) is required in connection with the disposition and that the Registrable Securities may be sold to the public without Registration in any 90-day period pursuant to Rule 144, then in the case of either (i) or (ii), the Registrable Securities included in the request for Registration, shall not be eligible for Registration under Section 2 and Section 3 with respect to the proposed disposition. Any Registrable Securities not so disposed of shall be eligible for Registration in accordance with the terms of this Exhibit Qwith respect to other proposed dispositions to which this Section 6.3 does not apply.

6.4          Assignment of Registration Rights. The right to cause the Company to Register Registrable Securities pursuant to this Exhibit Q may be assigned by any Holder to a transferee or assignee of such securities, provided that: (a) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Exhibit Q.

6.5          Exercise of Preferred Shares. Notwithstanding anything to the contrary provided in this ExhibitQ, the Company shall have no obligation to Register Registrable Securities which, if constituting Ordinary Share Equivalents, have not been exercised, converted or exchanged, as applicable, for Ordinary Shares prior to Registration.

6.6          Market Stand-off. Each of the Founders and the Holders agrees that, so long as it holds any voting securities of the Company, upon request by the Company or the underwriters managing the initial public offering of the Company's securities, it will not (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares (whether such shares or any such securities are then owned by the Founders or the Holders or are thereafter acquired), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, for such period of time not exceeding 180 days from the effective date of the registration statement covering such initial public offering or the pricing date of such offering as may be requested by the underwriters. The foregoing provision shall not apply to the sale of any securities of the Company to an underwriter pursuant to any underwriting agreement or any offering after the initial public offering, and shall only be applicable to the Holders if all officers, directors and holders of one percent (1%) or more of the Company's outstanding share capital enter into similar agreements, and if the Company or any underwriter releases any officer, director or holder of one percent (1%) or more of the Company's outstanding share capital from his, her or its sale restrictions so undertaken, then each Holder shall be notified prior to such release and shall itself be simultaneously released to the same proportional extent. The Company shall require all future acquirers of the Company's securities to execute a market stand-off agreement containing substantially similar provisions as those contained in this Section 6.6. In order to enforce the foregoing covenant by the Founders and the Holders set forth in this Section 6.6, the Company may impose stop-transfer instructions with respect to the shares or securities of every person subject to the foregoing restriction until the end of such period.